Exhibit 99.1

BROOKFIELD INFRASTRUCTURE APPOINTS NEW DIRECTORS

Hamilton, Bermuda, April 22, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) is pleased to announce the appointment of three new directors to the Board of Brookfield Infrastructure Partners Limited. These new directors are John Fees, Donald Mackenzie and Rafael Miranda Robredo and their appointments are effective April 22, 2013.

Derek Pannell, Chairman of the Board, stated: “I am very pleased to welcome our new directors to the Board. John Fees brings a wealth of knowledge of global energy infrastructure following an extensive career at a leading international provider of energy products and services.  Don Mackenzie is a seasoned business executive who will be very helpful in assisting Brookfield Infrastructure from an operational and organizational perspective as it continues to grow and expand its businesses. Rafael Miranda Robredo, who lives in Spain, brings both a continental European perspective to the Board as well as a deep background on infrastructure in South America, following many years as the leader of Spain’s largest electric company.”

John Fees is the Chairman of The Babcock & Wilcox Company, having assumed this role after completing the tax-free spin-off of The Babcock & Wilcox Company to McDermott International shareholders. John is a 30-year veteran of McDermott International, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John holds a Master’s of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh.

Don Mackenzie is the Chairman and Owner of New Venture Holdings, a well established privately owned holding company with operating company and real estate investments in Bermuda and Canada. Prior to moving to Bermuda in 1990, Don worked in the software and sales sector. He acquired his first business in 1995 and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Don has a Bachelor of Commerce from Queens University and an MBA from Schulich School of Business of York University.

Rafael Miranda Robredo is the Chairman of the Endesa Foundation, Honorary Chairman of Eurelectric, the European Electricity Association, Chairman of the Social Council of Burgos and, until April 2013, a board member of Enersis, the company which manages all of Endesa’s investments in Latin America.  He joined Endesa, Spain’s largest electric company in 1987, as managing director and served as the company’s CEO from 1997 to 2009, leading the business through a period of government deregulation of the electricity sector. Rafael has a Bachelor of Industrial Engineering from Comillas University and a Master’s degree in Management Science from the Industrial Organization E.O.I.

In conjunction with the addition of these new directors, Lou Maroun and Lars Rodert are stepping off the Board.  Mr. Pannell stated, “I wish to thank Lou Maroun and Lars Rodert for their superior insight, advice and guidance since joining the Board in 2010. Their hard work and commitment to the success of Brookfield Infrastructure has been greatly appreciated.”

Mr. Maroun and Mr. Rodert said, “We have enjoyed our time on the Brookfield Infrastructure board and wish the new directors and management all the best.  We look forward to continuing our association with Brookfield in the future.”

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com